SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

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FORUM FUNDS
THREE CANAL PLAZA
PORTLAND, ME 04101

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ADALTA CAPITAL MANAGEMENT LLC
452 FIFTH AVENUE, 14TH FLOOR
NEW YORK, N.Y. 10018

ADALTA INTERNATIONAL FUND
(formerly known as the Beck, Mack & Oliver International Fund)
Three Canal Plaza
Portland, Maine 04101

July 21, 2016

Dear Shareholder:

The Board of Trustees ("Board") of Forum Funds (the "Trust") has called a special meeting (the "Special Meeting") of the shareholders of the Adalta International Fund (formerly known as the Beck, Mack & Oliver International Fund), a series of the Trust (the "Fund"), to approve a new Investment Advisory Agreement for the Fund (the "New Agreement") between the Trust and Adalta Capital Management, LLC ("Adalta"). The Special Meeting is scheduled to be held on September 2, 2016.

Austin Investment Management, Inc. ("Austin") served as the Fund's investment adviser for the period December 8, 1993 (commencement of operations of the Fund) through April 9, 2009. In 2009, Austin engaged in a transaction to combine operations with Beck, Mack & Oliver, LLC ("BM&O") and, for the period April 9, 2009 through June 30, 2016, the Fund was managed by BM&O by substantially the same investment personnel as at Austin pursuant to an Investment Advisory Agreement between the Trust and BM&O (the "Original Agreement"). On or about April 25, 2016, BM&O advised the Trust's Board that it expected to enter into a transaction that would cause the legacy Austin personnel to separate from BM&O. BM&O advised that the legacy Austin personnel were proposed to continue managing the Fund at a new investment adviser, Adalta.

In anticipation of the change of the Fund's investment adviser, and to provide for continuity of management, at a meeting held on June 9, 2016 ("June Meeting"), the Trust's Board terminated the Original Agreement with respect to the Fund, effective at the close of business on June 30, 2016. At the June Meeting, the Board also appointed Adalta as the Fund's investment adviser pursuant to an Interim Investment Advisory Agreement between the Trust and Adalta with respect to the Fund effective upon the termination of the Original Agreement (the "Interim Agreement"). In addition, at the June Meeting, the Board unanimously approved the New Agreement with Adalta, subject to approval by the Fund's shareholders. The Interim Agreement will remain in effect for 150 days from the date of its effectiveness or until the date that the Fund's shareholders approve the New Agreement, whichever is earlier.

Adalta is a newly SEC-registered adviser independently and privately owned by its founders, David Rappa and Zoe Vlachos. The personnel responsible for managing the Fund under the Original Agreement previously managed the Fund's portfolio at Austin until April 9, 2009, and continued in that capacity as co-managers at BM&O. Adalta intends to continue to manage the Fund in the same manner after shareholder approval of the New Agreement. Furthermore, the advisory fee rates payable by the Fund under the New Agreement are identical to the rates payable under the Original Agreement, though Adalta has also voluntarily agreed to a breakpoint in the advisory fee when the Fund's assets reach certain levels. The Board recommends that you vote **"FOR"** the approval of the New Agreement.

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE BY TELEPHONE OR VIA THE INTERNET. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. THE PROXY IS REVOCABLE AT ANY TIME PRIOR TO THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR VOTE BE RECEIVED NO LATER THAN SEPTEMBER 2, 2016. YOU MAY ALSO VOTE BY TELEPHONE OR INTERNET USING THE INSTRUCTIONS SHOWN ON THE PROXY CARD. IF YOU HAVE ANY QUESTIONS ABOUT THE PROXY STATEMENT, PLEASE DO NOT HESITATE TO CALL US TOLL-FREE AT 866-620-2536.

We appreciate your participation and prompt response and thank you for your continued support of the Fund.

Sincerely,

Jessica Chase
President, Forum Funds

ADALTA INTERNATIONAL FUND
(formerly known as the Beck, Mack & Oliver International Fund)
Three Canal Plaza
Portland, Maine 04101

_____

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
July 21, 2016

_____

To the Shareholders of the Adalta International Fund:

Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of the Adalta International Fund (the "Fund"), a series of Forum Funds (the "Trust"), will be held at the offices of Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101 on September 2, 2016 at 10:00 a.m. (Eastern Time). The purpose of the Special Meeting is:

1.   To approve a new Investment Advisory Agreement for the Fund between the Trust and Adalta Capital Management, LLC; and

2.   To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The Trust's Board of Trustees has fixed the close of business on June 10, 2016 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any postponement or adjournment thereof. Please carefully read the accompanying Proxy Statement.

By Order of the Board of Trustees,

Zachary Tackett
Secretary

Portland, Maine
July 21, 2016

YOUR VOTE IS VERY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. IN ORDER TO AVOID THE UNNECESSARY EXPENSE OF FURTHER SOLICITATION, WE URGE YOU TO VOTE EITHER (1) ON THE ENCLOSED PROXY, BY DATING AND SIGNING, AND RETURNING IT PROMPTLY IN THE ENVELOPE PROVIDED; (2) BY CALLING (TOLL FREE) THE TELEPHONE NUMBER ON YOUR PROXY CARD; OR (3) BY LOGGING ONTO THE INTERNET ADDRESS ON YOUR PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON SEPTEMBER 2, 2016. This proxy statement is available on the internet at **proxyonline.com/docs/forumfunds**. On this website, you will be able to access this Notice, the Proxy Statement, any accompanying materials and any amendments or supplements to the foregoing materials that are required to be furnished to shareholders.

Information to Help You Understand and Vote on the Proposals

Q: ***Why am I receiving these materials?***

A: You are receiving these materials because on June 10, 2016, you owned shares of the Adalta International Fund (formerly known as the Beck, Mack & Oliver International Fund) (the "Fund"). As a shareholder, you have a right to vote on the proposal to approve a new investment advisory agreement for the Fund (the "Proposal").

Q: ***Why am I being asked to vote?***

A: On or about April 25, 2016, the Fund's investment adviser, Beck, Mack & Oliver, LLC, ("BM&O") notified the Board of Trustees ("Board") of Forum Funds ("Trust") that it expected to enter into a transaction that would cause the Fund's portfolio management personnel to separate from BM&O with the intention of continuing to manage the Fund under a new investment adviser, Adalta Capital Management, LLC ("Adalta").

In anticipation of the transaction, and to provide for continuity of management, the Board terminated the investment advisory agreement between BM&O and the Trust with respect to the Fund (the "Original Agreement") and appointed Adalta as the Fund's investment adviser pursuant to an Interim Investment Advisory Agreement between the Trust and Adalta (the "Interim Agreement"), effective on June 30, 2016. The Interim Agreement will remain in effect for 150 days from June 30, 2016, or until the Fund's shareholders approve a new investment advisory agreement with Adalta ("New Agreement"), whichever is earlier. At the June Meeting, the Board unanimously approved the New Agreement with Adalta, subject to approval by the Fund's shareholders. Pursuant to applicable law, shareholders of the Fund must approve the New Agreement for it to become effective. To ensure that the investment personnel that have been responsible for the day-to-day management of the Fund since its inception may continue to provide your Fund with the same investment management services following the expiration of the Interim Agreement, without interruption, we are seeking your approval of the New Agreement.

Q: ***What is the required vote to approve the Proposal?***

A: Pursuant to applicable law, shareholders of the Fund must approve the New Agreement for it to become effective. Approval of the New Agreement requires the affirmative vote of a "majority of the outstanding voting securities" of the Fund, which, for this purpose means the affirmative vote of the lesser of either: (a) 67% or more of the voting securities of the Fund present at the Special Meeting if more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding voting securities of the Fund.

Q: ***Will the Portfolio Manager change as a result of the New Agreement?***

A: No. The investment personnel at Adalta comprise substantially the same investment personnel that managed the Fund at BM&O, and have managed the Fund since its inception on December 8, 1993.

Q: ***Will the Fund's name change?***

A: No. Effective June 30, 2016, the Fund's name was changed from the Beck, Mack & Oliver International Fund to the Adalta International Fund, which is the name that the Fund will retain following approval of the New Agreement.

Q: ***Will the advisory fee rate payable by the Fund increase under the New Agreement?***

A: No. The fee rate payable under the New Agreement will not increase from the Original Agreement or the Interim Agreement. In addition, Adalta has undertaken to continue the fee waiver currently in effect for the Fund until at least July 31, 2017. Additionally, Adalta has voluntarily agreed to a breakpoint in the advisory fee under the New Agreement when the Fund's assets reach certain levels.

Q: ***How does the New Agreement differ from the Original Agreement?***

A: The New Agreement is substantively the same as the Original Agreement and the level of advisory services under the New Agreement will be the same as under the Original Agreement. The New Agreement may be terminated immediately by the Trust, however, if the Board finds that the services being rendered by Adalta fail in a material way to provide responsible management to the Fund. Specifically, the New Agreement may be terminated at any time by (i) the Trust, immediately, in its discretion and having due regard to the protection of investors if the Board finds that the services being rendered by Adalta under the New Agreement fail in a material way to provide responsible management to the Fund as reasonably expected from an investment adviser, (ii) a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to Adalta, or (iii) Adalta on 60 days' written notice to the Trust.

Q: ***What will happen if the New Agreement is not approved?***

A: If shareholders do not approve the New Agreement at the Special Meeting, the Special Meeting will be adjourned to permit further solicitation of proxies with respect to the Proposal. If shareholders do not approve the New Agreement within 150 days of June 30, 2016, the Board will take such actions as it deems in the best interests of the Fund's shareholders.

Q: ***Who will pay Fund expenses associated with the proxy?***

A: Adalta will bear all costs, fees and expenses incurred by the Fund in connection with the transaction and soliciting proxies for the Proposal.

Q: ***How does the Board recommend that I vote?***

A: The Board recommends that you vote FOR the Proposal.

Q: ***How do I vote my shares?***

A: You may sign and date the enclosed proxy card, and return the card by mail in the postage-paid envelope provided. Alternatively, you may vote by telephone, the Internet, or in person. To vote by telephone or the Internet, please follow the instructions listed on your proxy card. If you will attend the Special Meeting and vote in person, please let us know by calling (866) 620-2536.

Q: ***Who do I contact for additional information?***

A: If you have any questions about any of the proxy materials or need assistance voting your shares, please call (866) 620-2536.

ADALTA INTERNATIONAL FUND
(formerly known as the Beck, Mack & Oliver International Fund)
Three Canal Plaza
Portland, Maine 04101
_____

Special Meeting of Shareholders
September 2, 2016
_____

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Board") of Forum Funds (the "Trust"), on behalf of the Adalta International Fund (formerly known as the Beck, Mack & Oliver International Fund) (the "Fund"), a series of the Trust, to approve a new Investment Advisory Agreement between the Trust and Adalta Capital Management, LLC ("Adalta") with respect to the Fund (the "Proposal"). The Trust is a registered open-end investment company whose executive offices are located at Three Canal Plaza, Suite 600, Portland, Maine 04101. Voting of Fund shares will occur at a special meeting of shareholders (the "Special Meeting") of the Fund to be held at the offices of the Fund's administrator, Atlantic Fund Administration, LLC (d/b/a Atlantic Fund Services) ("Atlantic"), Three Canal Plaza, Suite 600, Portland, Maine 04101, on September 2, 2016 at 10:00 a.m. (Eastern time), or at any postponement or adjournment thereof for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The Notice of Special Meeting of Shareholders, this Proxy Statement and the proxy card are first being mailed to shareholders of the Fund on or about July 21, 2016.

The Board has fixed the close of business on June 10, 2016 as the record date (the "Record Date") for the determination of shareholders of the Fund entitled to notice of, and to vote at, the Special Meeting and any postponement or adjournment thereof. As of the Record Date, there were 2,908,146.196 shares of the Fund outstanding. Each shareholder will be entitled to one vote for each whole Fund share and a fractional vote for each fractional Fund share held as of the Record Date. Shares may be voted in person or by proxy. One-third of the outstanding shares of the Fund as of the Record Date present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting. All properly executed proxies received on or before September 2, 2016 will be counted at the Special Meeting and any adjournment thereof in accordance with the instructions marked thereon or otherwise provided therein. Proxies received after that date will be counted only if the Special Meeting is adjourned.

For purposes of determining the presence of a quorum and counting votes on the matters presented, Fund shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast at the Special Meeting. Broker non-votes are Fund shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners and other persons entitled to vote and for which the broker lacks discretionary voting authority. Under the Investment Company Act of 1940, as amended (the "1940 Act"), the affirmative vote necessary to approve the Proposal may be determined with reference to a percentage of voting power of shares present at the Special Meeting. Specifically, Section 15(a) of the 1940 Act requires that a majority of the outstanding voting securities of the Fund approve the Proposal. For this reason, abstentions and broker non-votes have the effect of votes **"Against"** the Proposal. In completing proxies, therefore, shareholders should be aware that checking the box labeled **"Abstain"** would result in the shares covered by the proxy being treated as if they were voted **"Against"** the Proposal.

If a choice is not specified on an executed proxy that is returned in time to be voted at the Special Meeting, the proxy will be voted "FOR" the Proposal.

If a quorum is not present at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve the Proposal are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to the Proposal. Any adjournment will require the affirmative vote of a majority of shares represented in person or by proxy at the Special Meeting. In that case, the persons named as proxies will vote all proxies that they are entitled to vote for the Proposal as **"For"** such an adjournment and any proxies required to be voted against the Proposal will be voted **"Against"** such adjournment. Abstentions and broker non-votes will not be voted **"For"** or **"Against"** any adjournment and therefore will have the effect of voting **"Against"** an adjournment. A shareholder vote may be taken on the Proposal prior to adjournment if sufficient shares are present to constitute a quorum and it is otherwise appropriate.

Approval of the Proposal by the Fund requires the affirmative vote of the lesser of either (a) 67% or more of the shares of the Fund present at the Special Meeting in person or represented by proxy if the holders of more than 50% of the outstanding shares are present in person or represented by proxy at the Special Meeting or (b) more than 50% of the outstanding shares of the Fund.

You may vote on the Proposal by utilizing one of the following options:

By Mail:	Complete the enclosed proxy card ("Proxy Card") and return it in the postage paid envelope provided.
By Telephone:	Call the toll-free number on your Proxy Card.
By Internet:	Use the internet address on your Proxy Card.
In Person:	Attend the Special Meeting in person at 10:00 a.m. (Eastern Time) on September 2, 2016, at the offices of Atlantic, Three Canal Plaza, Suite 600, Portland, Maine 04101.

If you plan to vote by mail, you should complete the Proxy Card by:

(1)   Indicating whether you vote "FOR", "AGAINST", or "ABSTAIN" from voting on the Proposal by checking the appropriate box on the Proxy Card;

(2)   Signing and dating the Proxy Card; and

(3)   Returning the Proxy Card in the enclosed postage-paid envelope.

To change your vote, you may send a written notice of revocation to Atlantic, at Three Canal Plaza, Suite 600, Portland, Maine, 04101, or by personally casting a vote at the Special Meeting. The written notice of revocation must:

(1)   Identify you;

(2)   State that as a Fund shareholder, you revoke your prior vote; and

(3)   Indicate your approval, disapproval or abstention from voting with respect to the Proposal.

The solicitation of proxies will be primarily by mail but may also include telephone or oral communications by the officers of the Trust, employees of Adalta or by an independent proxy solicitor employed by Adalta. Adalta will bear all of the costs of the Special Meeting and the preparation, printing and mailing of this Proxy Statement, the solicitation of proxies and the tabulation of the Proxy Cards. Adalta has engaged AST Fund Solutions, LLC to assist with the solicitation of proxies. Estimated proxy solicitation costs are approximately $4,700. Adalta expects to solicit proxies directly from its clients with separately managed accounts that hold Fund shares. BM&O will vote Fund shares held in its clients' separately managed accounts in the same proportion as Adalta's separately managed account clients vote in favor of, and against, the Proposal.

PROPOSAL: **APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN FORUM FUNDS AND ADALTA CAPITAL MANAGEMENT, LLC**

Background Information

Austin Investment Management, Inc. ("Austin") served as the Fund's investment adviser for the period December 8, 1993 (commencement of operations of the Fund) through April 9, 2009. In 2009, Austin engaged in a strategic transaction to combine operations with Beck, Mack & Oliver, LLC ("BM&O") and, for the period April 9, 2009 through June 30, 2016, the Fund was managed by BM&O by substantially the same investment personnel as at Austin pursuant to an Investment Advisory Agreement between the Trust and BM&O dated April 9, 2009 (the "Original Agreement"). The Original Agreement was submitted to the Fund's shareholders for approval on February 9, 2009 and approved by the Fund's shareholders on March 12, 2009. The Board's most recent approval of the continuation of the Original Agreement occurred at a meeting held on March 23, 2016. For the fiscal year ended March 31, 2016, the fee payable to BM&O under the Original Agreement was $834,034 or 1.50% of the average daily net assets of the Fund, of which $352,456 was waived by BM&O.

On or about April 25, 2016, BM&O advised the Trust's Board that it expected to enter into a transaction that would cause the legacy Austin personnel to separate from BM&O. BM&O advised that the legacy Austin personnel were proposed to continue managing the Fund at a new investment adviser, Adalta Capital Management, LLC ("Adalta"). In anticipation of the change of the Fund's investment adviser, and to provide for continuity of management, at a meeting held on June 9, 2016 ("June Meeting"), the Trust's Board terminated the Original Agreement with respect to the Fund, effective at the close of business on June 30, 2016. At the June Meeting, the Board also appointed Adalta as the Fund's investment adviser pursuant to an interim investment advisory agreement between the Trust and Adalta with respect to the Fund, effective at the close of business on June 30, 2016 (the "Interim Agreement"). In addition, at the June Meeting, the Board unanimously approved a new investment advisory agreement with Adalta ("New Agreement"), subject to approval by the Fund's shareholders. In connection with the transaction, effective June 30, 2016, the Fund's name was changed from the Beck, Mack & Oliver International Fund to the Adalta International Fund, which is the name that the Fund will retain following approval of the New Agreement.

The terms of the New Agreement are updated as compared to certain terms of the Original Agreement as discussed below. Notwithstanding these updates, there will be no reduction in services provided to the Fund under the New Agreement in comparison to the services provided under the Original Agreement and there will be no material difference in the services Adalta provides to the Fund under the New Agreement in comparison to the services provided by BM&O under the Original Agreement. The investment personnel responsible for the day-to-day management of the Fund at Adalta are substantially the same investment personnel as those who managed the Fund at BM&O, and Austin before that. The advisory fee rates payable to Adalta from the Fund under the Interim Agreement and New Agreement are identical to the fee rates payable to BM&O by the Fund under the Original Agreement, though Adalta has also agreed to a voluntary breakpoint in the advisory fee rates when the Fund's assets reach a certain level. The Board recommends that you vote "**FOR**" the approval of the New Agreement.

The Interim Agreement

The Interim Agreement was approved by the Board, including by a majority of the Board members who are not parties to the agreement or interested persons of any such party (other than as trustees of the Trust) (the "Independent Trustees"), at the June Meeting. The Board, including the Independent Trustees, determined that the scope and quality of services to be provided to the Fund under the Interim Agreement were equivalent to the scope and quality of services provided by BM&O under the Original Agreement. The terms of the Interim Agreement are identical in all material respects to those of the Original Agreement, except for the effective period and termination provisions. The Interim Agreement provides for a termination date no later than 150 days from the date of its effectiveness or upon approval by Fund shareholders of the New Agreement, whichever is earlier. The Interim Agreement can also be terminated at any time by (i) the Trust, immediately, in its discretion and having due regard to the protection of investors if the Board finds that the services being rendered by Adalta under the Interim Agreement fail in a material way to provide responsible management to the Fund as reasonably expected from an investment adviser, (ii) a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to Adalta, or (iii) Adalta on 60 days' written notice to the Trust.

Under a separate agreement between Adalta and the Trust, Adalta has contractually agreed to waive up to its entire investment advisory fee and reimburse expenses as necessary to ensure that the Fund's expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.50% under the Interim Agreement. Adalta has agreed to maintain such contractual waiver for the Fund through the effective period of the Interim Agreement. Adalta has also agreed to bear all costs of this proxy solicitation, including the costs of preparing this proxy statement.

The New Agreement

At the June Meeting, the Board, including the Independent Trustees, unanimously approved the New Agreement, subject to the approval of Fund shareholders. The terms of the Original Agreement and the New Agreement are materially the same, except with respect to a term included in the New Agreement relating to its early termination by the Trust's Board, as discussed below. Notwithstanding this change, there will be no reduction in services provided to the Fund under the New Agreement in comparison to the services provided by BM&O under the Original Agreement and there will be no material difference in the services Adalta provides to the Fund under the New Agreement in comparison to the Original Agreement. Adalta has also agreed to bear all costs of this proxy solicitation, including the costs of preparing this proxy statement.

Under the New Agreement, the Trust will engage Adalta subject to the general supervision of the Board, and Adalta will manage the investment and reinvestment of the assets of the Fund. For rendering investment advisory services to the Fund, Adalta will be paid from the Fund an advisory fee rate of 1.50%, which is identical to the advisory fee rate under the Original Agreement. Pursuant to a voluntary breakpoint agreed to by Adalta, Adalta will be paid from the Fund an advisory fee rate of 1.25% on Fund assets exceeding $250 million. Adalta has contractually agreed through July 31, 2017, to waive up to its entire investment advisory fee and reimburse expenses as necessary so that total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, acquired fund fees and expenses, and extraordinary expenses) for the Fund do not exceed 1.50% ("Expense Limitation Agreement").

The New Agreement requires Adalta, among other things, to:

(1) make decisions with respect to all purchases and sales of securities and other investment assets in the Fund;

(2) furnish to the Board, which has overall responsibility for the business and affairs of the Trust and the Fund, periodic reports concerning the performance and operation of the Fund;

(3) maintain records relating to the advisory services rendered to the Fund as required to be maintained by the Trust pursuant to applicable law, including records pertaining to Fund transactions and the placing and allocation of brokerage orders; and

(4) provide the Fund's custodian and fund accountant, on each Fund business day, with information relating to all transactions concerning the Fund's assets.

The New Agreement permits Adalta to perform investment advisory services for entities other than the Trust and the Fund. The New Agreement also provides that Adalta shall not be liable to the Trust or the Fund for mistakes of judgment or mistake of law or for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Fund or any of the Fund's shareholders in the absence of bad faith, willful misfeasance or gross negligence in the performance of Adalta's duties or obligations under the New Agreement or by reason of Adalta's reckless disregard of its duties and obligations under the New Agreement. Neither the Trustees of the Trust nor the shareholders of the Fund are liable for any obligations of the Trust or the Fund under the New Agreement. Under the New Agreement, Adalta agrees that, in asserting any rights or claims thereunder, it shall look only to the assets and property of the Fund in settlement of such rights or claims, and not to the Trustees of the Trust or the shareholders of the Fund.

The New Agreement also includes an additional term not in the Original Agreement. The New Agreement provides that the New Agreement may be terminated immediately by the Trust with respect to the Fund without payment of any penalty if the Board, in its discretion and having due regard to the protection of investors, finds that the services being rendered by Adalta under the New Agreement, fail in a material way to provide responsible management to the Fund as reasonably expected from an investment adviser registered under the Advisers Act of 1940. In addition, the New Agreement includes certain non-material conforming and clarifying changes.

If the New Agreement with Adalta is approved by the Fund's shareholders, the New Agreement will be effective for an initial two-year period and thereafter will continue in effect for successive one year periods, *provided* that such continuance is approved at least annually by the Board or by a majority vote of the Fund's shareholders, and in either case by a majority of the trustees who are not parties to the New Agreement or interested persons of any such party (other than as trustees of the Trust). The New Agreement is terminable, without penalty, by the Board or by a vote of a majority of the voting securities of the Fund on 60 days' written notice to Adalta or by Adalta on 60 days' written notice to the Trust. In addition, the New Agreement may be terminated without notice by the Trust if the Board determines, in its discretion and having due regard to the protection of investors, that the services being rendered by Adalta under the New Agreement fail in a material way to provide responsible management to the Fund as reasonably expected from an investment adviser. The New Agreement also provides for automatic termination in the event of its assignment, as that term is defined under the 1940 Act. The New Agreement may be amended or modified only by a written agreement that is properly authorized and executed by the Trust and Adalta, and, if required by the 1940 Act, by vote of a majority of the outstanding voting securities of the Fund.

Any description of the New Agreement set forth herein is qualified in its entirety by the provisions of the form of Investment Advisory Agreement attached hereto as Exhibit A. You are urged to review the New Agreement in its entirety.

What is the recommendation of the Board?

Based upon its review, the Board has determined that the Proposal is in the best interests of the Fund and its shareholders. Accordingly, after consideration of such factors and information it considered relevant, the Board, including all of the Independent Trustees present at its June Meeting unanimously approved the Proposal and voted to recommend to shareholders that they approve the Proposal. The Board is therefore recommending that the Fund's shareholders vote "**FOR**" the Proposal to approve the New Agreement, as discussed in this Proxy Statement.

Considerations of the Board of Trustees

At the June 9, 2016 Board meeting, the Board, including the Independent Trustees, considered the approval of an interim investment advisory agreement (the "Interim Agreement") and a new investment advisory agreement (the "Advisory Agreement") (together with the Interim Agreement, the "New Agreements") between Adalta Capital Management, LLC (the "Adviser") and the Trust pertaining to the Fund. In addition, the Board convened a special telephonic meeting on June 29, 2016 to engage in follow-up discussions relating to the New Agreements. The New Agreements were being considered in connection with the anticipated termination of the investment advisory agreement between Beck, Mack & Oliver, LLC ("BM&O") and the Trust ("Original Agreement") due to a strategic transaction, under which certain investment personnel at BM&O proposed to separate from BM&O and continue managing the Fund as employees of the Adviser, a newly SEC-registered investment adviser. In preparation for its deliberations, the Board requested and reviewed written responses from the Adviser to a due diligence questionnaire circulated on the Board's behalf concerning the Adviser's personnel, operations, financial condition, historic performance as employees of BM&O and during periods prior thereto, and services to be provided by the Adviser. The Board also discussed the materials with Fund counsel and, as necessary, with the Trust's administrator, Atlantic Fund Services. During its deliberations, the Board received an oral presentation from the Adviser, and was assisted by the advice of Trustee counsel.

The Board reviewed, among other matters: (1) the nature, extent and quality of the services to be provided to the Fund by the Adviser, including information on the investment performance of the Fund under the management of substantially the same investment personnel as employees of BM&O and during periods prior thereto; (2) the costs of the services to be provided and anticipated profitability to the Adviser with respect to its relationship with the Fund; (3) the proposed advisory fee and total expense ratio of the Fund compared to a relevant peer group of funds; (4) the extent to which economies of scale may be realized as the Fund grows and whether the advisory fees could enable the Fund's investors to share in the benefits of economies of scale; (5) other benefits expected to be received by the Adviser from its relationship with the Fund; (6) an arrangement by which the Adviser would pay a portion of its net revenues under the Advisory Agreement to BM&O from the Adviser's legitimate profits (after the effect of any waivers or reimbursements due to the Fund from the Adviser and after payment of any intermediary fees paid by the Adviser) in consideration of prior services rendered to the Fund; and (7) an arrangement by which the Adviser would solicit the vote of its clients' shares in the Fund (rather than exercising its discretionary voting authority), and BM&O would vote its client's shares in the same proportions as the Adviser's clients vote their shares.

Nature, Extent and Quality of Services

Based on written materials received, a presentation from senior representatives of the Adviser, and a discussion with the Adviser about the Adviser's personnel, operations and financial condition and discussions with the Trust's CCO regarding the Adviser, the Board considered the quality of services to be provided by the Adviser under the New Agreements. In this regard, the Board considered information regarding the experience, qualifications and professional background of the portfolio managers and other personnel at the Adviser who, as BM&O employees had, and under the New Agreements would continue to have, principal investment responsibility for the Fund's investments. The Board considered the Adviser's representation that substantially the same portfolio management team that was responsible for managing the Fund at BM&O, and during periods prior thereto, would continue in that role following the transaction. The Board considered also the investment philosophy and decision-making processes of those professionals and the capability and integrity of the Adviser's senior management and staff. In addition, the Board evaluated the anticipated quality of the Adviser's services with respect to regulatory compliance and compliance with the Fund's existing investment policies and restrictions.

The Board considered the adequacy of the Adviser's resources and the Adviser's representation that it is a newly registered investment adviser with the SEC. The Board noted the Adviser's representation that the firm is financially stable and that the firm's financial condition would not impair its ability to provide high-quality advisory services to the Fund. Based on the presentation and the materials provided by the Adviser in connection with the Board's consideration of the approval of the New Agreements, the Board concluded that, overall, it was satisfied with the nature, extent, and quality of services to be provided to the Fund under the New Agreements.

Performance

In connection with a presentation by the Adviser regarding its approach to managing the Fund, the Board considered the historical performance of the proposed portfolio managers of the Adviser (while acting for BM&O and during periods prior thereto) in managing the Fund, including in particular, the performance of the Fund compared to its primary benchmark index and relative to an independent peer group identified by Broadridge Financial Solutions, Inc. ("Broadridge"). The Board observed that the Fund had outperformed the MSCI ACWI ex US Index, its primary benchmark, for the one- and five-year periods ended March 31, 2016, and underperformed its benchmark for the three- and ten-year periods ended March 31, 2016. The Board noted the Adviser's statement that the Fund's underperformance for the three- and ten-year periods could be attributed, in part, to the effects of the Fund's larger-than-usual cash position during 2014, which detracted from the Fund's performance. The Board also noted the Adviser's statement that the Fund's underperformance for the three- and ten-year periods could be attributed, in part, to the Fund's underexposure to certain developed markets that performed well during those periods. The Board noted, however, the Adviser's representation that the Fund experienced interim periods of outperformance and that the Fund's portfolio remained well-positioned for current and projected market conditions.

The Board also reviewed the Fund's performance relative to its Broadridge peer group, noting that, based on the information provided by Broadridge, the Fund outperformed the median of its Broadridge peers for the one-year period ended March 31, 2016, but had underperformed the median of its Broadridge peers for the three- and five-year periods ended March 31, 2016. Addressing the Fund's underperformance relative to its Broadridge peers for the three- and five-year periods, the Adviser asserted that it did not view the funds in the peer group identified by Broadridge to be comparable to the Fund and explained why. Based on the Adviser's explanation, the Board also reviewed the Fund's performance compared to a peer group of funds provided by the Adviser, whose performance the Adviser represented provided a suitable comparison to the Fund's performance ("Comparable Funds"). The Board considered the Adviser's explanation as to why the performance of the Comparable Funds was appropriate and should be taken into account in evaluating the performance of the Fund. In that regard, the Board noted that the Fund had outperformed the median of the Comparable Funds for the one-year period ended March 31, 2016. In addition, the Board noted that, although the Fund had underperformed the median of the Comparable Funds for the three- and five-year periods ended March 31, 2016, the Fund's performance relative to that of the Comparable Funds was better than the Fund's performance relative to that of the Broadridge peer group.

Finally, the Board observed that the Fund had experienced periods of positive outperformance relative to its benchmark and Broadridge peer group, including the period since the Fund's inception on December 8, 1993, and its 2016 year-to-date performance. The Board also considered that the same portfolio managers employed by BM&O will continue to manage the Fund pursuant to the same strategy as members of the Adviser. Based on the foregoing, the Board determined that the Fund's performance was reasonable and that the Fund's shareholders could expect to benefit from the Adviser's management.

Compensation

The Board evaluated the Adviser's proposed compensation for providing advisory services to the Fund, noting that the investment advisory rate payable by the Fund under the Interim Agreement was identical to the investment advisory fee rate payable to BM&O under the Original Agreement. The Board considered the requirement under Rule 15a-4(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), that the compensation to be received under the Interim Agreement may be no greater than the compensation that the investment adviser would have received under the Original Agreement. In addition, the Board recalled that the Original Agreement between the Trust and BM&O relating to the Fund had been most recently considered and renewed at a meeting held on March 23, 2016. The Board observed that the actual advisory fee rate and actual total expenses for the Fund were each higher than the median of its Broadridge peer group. At the special telephonic meeting of the Board held on June 29, 2016, the Adviser and the Board engaged in further discussions relating to the advisory fee to be paid to the Adviser under the Advisory Agreement. As a result of those discussions, the Adviser agreed to implement a voluntary breakpoint in the advisory fee upon the Fund achieving a higher asset level. The Board also noted the Adviser's representation that the Adviser intended to continue the existing contractual expense cap with respect to the Fund. Based on the foregoing, the Board concluded that the Adviser's actual advisory fee rate to be charged to the Fund under the New Agreements appeared to be within a reasonable range in light of the services to be provided to the Fund.

Costs of Services and Profitability

The Board considered information provided by the Adviser regarding its anticipated costs of services and its projected profitability with respect to the Fund. In this regard, the Board considered the Adviser's resources devoted to the Fund, as well as the Adviser's discussion of the aggregate costs and projected profitability of its mutual fund activities. The Board noted the Adviser's representation that the compensation to be received under the Interim Agreement would not change from the compensation provided to BM&O under the Original Agreement. The Board also considered that, under the New Agreements, the Adviser was imposing a voluntary breakpoint in the advisory fee at certain asset levels. In addition, the Board noted that the Adviser expected to forego a portion of its management fee pursuant to a contractual expense cap such that the actual advisory fee rate that the Adviser was proposed to receive for managing the Fund would remain consistent with the actual advisory fee rate received by BM&O under the Original Agreement. Finally, the Board noted that a portion of the net revenues earned by the Adviser under the New Agreements on the first $45 million in Fund assets, and a smaller portion of the net revenues earned by the Adviser under the New Agreements on Fund assets exceeding $45 million, (after meeting expense reimbursement and intermediary fee obligations) would be paid to BM&O pursuant to a revenue sharing arrangement in respect of BM&O's efforts in attracting new investors into the Fund during the period when BM&O provided advisory services to the Fund. Based on these and other applicable considerations, the Board concluded that the Adviser's expected profits attributable to the management of the Fund were reasonable.

Economies of Scale

The Board evaluated whether the Fund would benefit from any economies of scale. The Board considered the Adviser's statement that the Fund potentially could benefit from economies of scale as the Fund's assets increase. In this regard, the Board acknowledged the Adviser's willingness to implement a voluntary breakpoint in the advisory fee upon the Fund achieving certain asset levels. In addition, the Board recognized that the Adviser proposed to waive a portion of its advisory fee for the Fund in order to maintain a cap on the Fund's total expenses.

Based on the foregoing information, the Board concluded that the Fund's shareholders could expect to benefit from economies of scale through the advisory fee breakpoint adopted by the Adviser.

Other Benefits

The Board noted the Adviser's representation that, aside from its contractual advisory fees, it does not benefit in a material way from its relationship with the Fund. Based on the foregoing representation, the Board concluded that other benefits to be received by the Adviser from its relationship with the Fund were not a material factor to consider in approving the New Agreements.

Conclusion

The Board did not identify any single factor as being of paramount importance, and different Trustees may have given different weight to different factors. The Board reviewed a memorandum from Fund counsel discussing the legal standards applicable to its consideration of the New Agreements. Based on its review, including consideration of each of the factors referenced above, the Board determined, in the exercise of its reasonable business judgment, that the advisory arrangements, as outlined in the New Agreements, were fair and reasonable in light of the services to be performed, expenses to be incurred and such other matters as the Board considered relevant.

What is the required vote?

Shareholders of the Fund must approve the New Agreement for it to become effective. Approval of the New Agreement requires the affirmative vote of a "majority of the outstanding voting securities" of the Fund, which, for this purpose means the affirmative vote of the lesser of either: (a) 67% or more of the voting securities of the Fund present at the Special Meeting if more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding voting securities of the Fund.

What happens if shareholders do not approve the Proposal?

If shareholders do not approve the New Agreement at the Special Meeting, the Special Meeting will be adjourned to permit further solicitation of proxies with respect to the Proposal. Thereafter, if shareholders do not approve the New Agreement within 150 days of the effective date of the Interim Agreement (*i.e.,* November 25, 2016), the Board will take such actions as it deems in the best interests of the Fund's shareholders.

The Board, including the Independent Trustees, recommends you vote "FOR" the Proposal.

INFORMATION ABOUT ADALTA CAPITAL MANAGEMENT, LLC

Adalta is a newly formed limited liability company organized under the laws of the State of Delaware. The principal executive offices of Adalta are located at 452 Fifth Avenue, 14th Floor, New York, New York 10018. Adalta is newly registered with the SEC as an investment adviser. As of June 29, 2016, Adalta had no assets under management. Adalta does not manage any other mutual funds.

Set forth below is information about each director, member, and officer of Adalta, each of whom may be contacted at Adalta's principal business address: 452 Fifth Avenue, 14th Floor, New York, New York 10018.

Name	Position(s) with Adviser	Principal Occupation
David E. Rappa	Partner	Adalta
Zoe Vlachos	Partner, Chief Compliance Officer	Adalta

No officer or director of the Trust is an officer, employee, director, partner, or shareholder of Adalta, nor do they have any material interest in Adalta or its affiliates.

OTHER MATTERS

No other matters are expected to be presented at the Special Meeting other than the Proposal. If any other matter properly comes before the Special Meeting, the shares represented by proxies will be voted with respect thereto in the discretion of the person or persons voting the proxies.

It is anticipated that, following the Special Meeting, the Fund will not hold any meetings of shareholders except as required by Federal law or Delaware state law. Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send proposals to the Secretary of the Trust, Zachary Tackett, c/o Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101. Any shareholder proposal intended to be presented at any future meeting of Fund shareholders must be received by the Fund at its principal office a reasonable time before the solicitation of proxies for such meeting in order for such proposal to be considered for inclusion in the proxy statement relating to such meeting. Shareholder proposals that are submitted in a timely manner will not necessarily be included in the Fund's proxy materials. Inclusion of such proposals is subject to limitations under the federal securities laws and Delaware law.

For the fiscal period ended March 31, 2016, the Fund did not pay any brokerage commissions to affiliated brokers.

As of the Record Date, the Trustees and officers of the Trust, as a group, owned beneficially less than 1% of the outstanding shares of the Fund.

As of the Record Date, the following shareholders beneficially or of record owned more than 5% of the outstanding shares of a class of the Fund:

Name and Address of Beneficial Owner*	Number of Shares	Percentage of Class Owned
Charles Schwab & Co., Inc. For the Exclusive Benefit of Customers 101 Montgomery Street, San Francisco, CA 94104	1,078,314.808	37.08%
SEI Private Trust Company C O State Street Bank One Freedom Drive Oaks, PA 19456	645,494.664	22.20
Merrill Lynch Pierce Fenner & Smith, Inc. For the Sole Benefit of its Customers 4800 Deer Lake Drive East Jacksonville, FL 32246	224,997.582	7.74%

_____

* Each entity set forth in this column is the shareholder of record and may be deemed to be the beneficial owner of certain of the shares listed for certain purposes under the securities laws, although certain of the entities generally do not have an economic interest in these shares and may disclaim any beneficial ownership.

ADDITIONAL INFORMATION

Other Fund Service Providers

Atlantic provides administration, fund accounting, and transfer agency services to the Fund and the Trust. Pursuant to a Services Agreement with the Trust, Atlantic also provides the Trust with a President, Chief Financial Officer and Chief Compliance Officer as well as with certain other compliance services. Foreside Fund Services, LLC ("Foreside"), located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Trust's principal underwriter. Foreside is not affiliated with Atlantic, BM&O or Adalta.

Reports to Shareholders

The Fund will furnish to shareholders without charge, on request, copies of its most recent annual and semi-annual reports to shareholders for the periods ended March 31, 2016 and September 30, 2015, respectively. To request a copy of such reports, please write to the Fund at Adalta International Fund, P.O. Box 588, Portland, Maine 04112, or call the Fund toll-free at (844) 284-9829.

Only one Proxy Statement is being delivered to multiple security holders sharing an address unless we have received contrary instructions from one or more of the security holders. We will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement to a security holder at a shared address to which a single copy of the documents was delivered. To request separate delivery of these materials now or in the future, a security holder may submit a written request to: Adalta International Fund, P.O. Box 588, Portland, Maine 04112, Attention: Corporate Secretary or by calling the Fund toll-free at (844) 284-9829.

Additionally, any security holders presently sharing an address who are receiving multiple copies of the Proxy Statement and would like to receive a single copy of such materials may do so by directing their request to us in the manner provided above.

By Order of the Board of Trustees,

Zachary Tackett
Secretary

July 21, 2016

Forum Funds

PROXY CARD

SIGN, **DATE** AND **VOTE** ON THE REVERSE SIDE →

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE** *TODAY!*

PROXY VOTING OPTIONS



1. **MAIL** your signed and voted proxy back in the <u>postage paid envelope</u> provided



2. **ONLINE** at **proxyonline.com** using your proxy control number found below



3. By **PHONE** when you dial toll-free **(888) 227-9349** to reach an automated touchtone voting line



4. By **PHONE** with a live operator when you call toll-free **(866) 620-2536** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

CONTROL NUMBER 〉 **12345678910**

Adalta International Fund
formerly known as the Beck, Mack & Oliver International Fund

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 2, 2016

The undersigned, revoking all Proxies heretofore given, hereby appoints Zachary Tackett as Proxy of the undersigned, with full power of substitution, to vote on behalf of the undersigned all shares of Adalta International Fund, a series of the Trust (the "Fund"), a series of Forum Funds, that the undersigned is entitled to vote at the special meeting of shareholders, and at any adjournment(s) thereof, of Adalta International Fund to be held at 10:00 a.m., Eastern Time, on September 2, 2016, at the offices of Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101, as fully as the undersigned would be entitled to vote if personally present.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **1-866-620-2536**. **Representatives are available to assist you** Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on September 2, 2016. The proxy statement for this meeting is available at:

www.proxyonline.com/docs/forumfunds

PROXY CARD

Adalta International Fund

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. The signer(s) acknowledges receipt with this Proxy Statement/Prospectus. Please sign exactly as your name(s) appears on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.

_____
SIGNATURE (AND TITLE IF APPLICABLE)   DATE

_____
SIGNATURE (IF HELD JOINTLY)   DATE

When this proxy is properly executed, the shares represented hereby will be voted as specified. If no specification is made, this proxy will be voted "FOR" the proposal set forth below.

THE TRUSTEES RECOMMEND A VOTE "FOR" THE PROPOSAL LISTED BELOW.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

	FOR	AGAINST	ABSTAIN
1. To approve a new Investment Advisory Agreement for the Fund between the Trust and Adalta Capital Management, LLC.; and	⭘	⭘	⭘
2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.			

THANK YOU FOR VOTING

FORUM FUNDS
INVESTMENT ADVISORY AGREEMENT
WITH
ADALTA CAPITAL MANAGEMENT LLC

AGREEMENT made as of the __ day of _____, 2016, by and between Forum Funds, a Delaware statutory trust, with its principal office and place of business at Three Canal Plaza, Portland, Maine 04101 (the "Trust"), and Adalta Capital Management LLC, located at located at 452 Fifth Avenue, 14th Floor, New York, New York 10018 (the "Adviser").

W I T N E S S E T H

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, management investment company and may issue its shares of beneficial interest, no par value (the "Shares"), in separate series; and

WHEREAS, the Trust desires that the Adviser perform investment advisory services for each series of the Trust listed in Appendix A hereto, as may be amended from time to time (each a "Fund"), and the Adviser is willing to provide those services on the terms and conditions set forth in this Agreement;

NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound, the Trust and the Adviser hereby agree as follows:

SECTION 1. APPOINTMENT; DELIVERY OF DOCUMENTS

(a)   The Trust hereby employs the Adviser, subject to the supervision of the Board of Trustees of the Trust (the "Board"), to manage the investment and reinvestment of the assets in the Fund and to provide other services as specified herein. The Adviser accepts this employment and agrees to render its services for the compensation set forth herein.

(b)   In connection therewith, upon request, the Trust shall deliver to the Adviser copies of: (i) the Trust's currently effective Trust Instrument and Bylaws; (ii) the Trust's Registration Statement and all amendments thereto with respect to the Fund filed with the U.S. Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and/or the 1940 Act (the "Registration Statement"); (iii) the Trust's current Prospectuses and Statements of Additional Information of the Fund (collectively, as currently in effect and as amended or supplemented, the "Prospectus"); (iv) each plan of distribution or similar documents adopted by the Trust on behalf of the Fund under Rule 12b-1 of the 1940 Act and each current shareholder service plan or similar document adopted by the Trust on behalf of the Fund; and (v) all written policies and procedures adopted by the Trust with respect to the Fund that are relevant to the services provided by the Adviser (e.g., repurchase agreement procedures, Rule 17a-7 Procedures and Rule 17e-1 Procedures), and shall promptly furnish the Adviser with all amendments of or supplements to the foregoing. In addition, upon request, the Trust shall deliver to the Adviser: (1) a certified copy of the resolutions of the Board, including a majority of the Trustees who are not interested persons (as defined in the 1940 Act), appointing the Adviser and authorizing the execution and delivery of this Agreement; (2) a copy of all proxy statements and related materials relating to the Fund; and (3) any other documents, materials or information that the Adviser shall reasonably request to enable it to perform its duties pursuant to this Agreement.

(c)   The Adviser has delivered to the Trust (i) a copy of its code of ethics complying with the requirements of Rule 17j-1 under the 1940 Act (the "Code of Ethics"); (ii) a copy of its compliance manual adopted under Rule 206(4)-7 under the Investment Advisers Act of 1940 ("Advisers Act"); and (iii) a copy of its Form ADV Part 1 and, if applicable, Form ADV Part 2A as filed with the SEC. The Adviser shall promptly furnish the Trust with all amendments of or supplements to any of the foregoing. The Adviser shall also deliver to the Trust any other documents, materials, or information that the Trust shall reasonably request.

SECTION 2. DUTIES OF THE TRUST

In order for the Adviser to perform the services required by this Agreement, the Trust: (i) shall cause all service providers to the Trust to furnish information to the Adviser and to assist the Adviser as may be required; and (ii) shall ensure that the Adviser has reasonable access to all records and documents maintained by the Trust or any service provider to the Trust.

SECTION 3. DUTIES OF THE ADVISER

Subject to the delegation of any of the following duties to one or more persons as permitted by Section 9 of this Agreement, the Adviser, at its own expense, shall render the following services to the Trust:

(a)   The Adviser will make decisions with respect to all purchases and sales of securities, other investment assets and related liabilities on behalf of the Fund, consistent with the Fund's investment objectives, policies, and restrictions, as set forth in the Fund's Registration Statement, as may be in effect from time to time. To carry out such decisions, the Adviser is hereby authorized, as agent and attorney-in-fact for the Trust, for the account of, at the risk of and in the name of the Trust, to place orders and issue instructions with respect to those transactions of the Fund. In all purchases, sales and other transactions in securities and other investments for the Fund, the Adviser is authorized to exercise full discretion and act for the Trust in the same manner and with the same force and effect as the Trust might or could do with respect to such purchases, sales or other transactions, as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions, including voting with respect to securities owned by the Fund (by proxy or otherwise), subject to such proxy voting policies as approved by the Board. The Adviser shall keep confidential the Fund's holdings in accordance with the Fund's policy concerning the disclosure of such holdings. The Adviser also will treat confidentially and as proprietary information of the Trust all such records and other information relative to the Trust maintained by the Adviser, and will not use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld; provided, however, that notwithstanding the foregoing, the Adviser may disclose such information as required by applicable law, regulation or upon request by a regulator or auditor of Adviser.

Consistent with Section 28(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Adviser may allocate brokerage on behalf of the Fund to one or more broker-dealers who provide research services. Subject to compliance with Section 28(e), the Adviser may cause the Fund to pay to any broker-dealer that provides research services a commission that exceeds the commission the Fund might have paid to a different broker-dealer for the same transaction if the Adviser determines, in good faith, that such amount of commission is reasonable in relationship to the value of such brokerage or research services provided viewed in terms of that particular transaction or the Adviser's overall responsibilities to the Fund or its other advisory clients. The Adviser may aggregate sales and purchase orders of the assets of the Fund with similar orders being made simultaneously for other accounts advised by the Adviser or its affiliated persons. Whenever the Adviser simultaneously places orders to purchase or sell the same asset on behalf of the Fund and one or more other accounts advised by the Adviser, the orders will be allocated as to price and amount among all such accounts in a manner believed to be equitable over time to each account.

(b)   The Adviser will report to the Board at each meeting thereof as requested by the Board all material changes in the Fund since the prior report, and will also keep the Board informed of important developments affecting the Trust, the Fund and the Adviser, and on its own initiative, or as requested by the Board, will furnish the Board from time to time with such information as the Adviser may believe appropriate for this purpose. The Adviser will also furnish the Board with such information with respect to investments of the Fund as the Board reasonably may request. In making purchases and sales of securities and other investment assets for the Fund, the Adviser shall comply with the directions set from time to time by the Board as well as the limitations imposed by the Trust's or the Fund's policies and procedures referred to in Section 1(b) of this Agreement, the Registration Statement, the 1940 Act, the Securities Act, the Internal Revenue Code of 1986, as amended, and other applicable laws and the investment objectives, policies and restrictions of the Fund.

(c)   The Adviser will from time to time employ or associate with such persons as the Adviser believes to be particularly fitted to assist in the execution of the Adviser's duties hereunder, the cost of performance of such duties to be borne and paid by the Adviser. No obligation may be incurred on the Trust's behalf in any such respect.

(d)   The Adviser will report to the Board all matters related to the Adviser that materially affect the Adviser's performance under this Agreement. The Adviser will notify the Trust as soon as reasonably practicable and, where possible, in advance of any change of control of the Adviser and any changes in the key personnel who are either the portfolio manager(s) of a Fund or senior management of the Adviser.

(e)   The Adviser shall maintain policies and procedures relating to the services it provides to the Trust that are reasonably designed to prevent, detect and correct violations of the federal securities laws as they relate to the Trust, and shall employ personnel to administer the policies and procedures who have the requisite level of skill and competence required to effectively discharge its responsibilities. The Adviser will keep the Board and the Trust's chief compliance officer ("CCO") informed of the individual responsible for administering the policies and procedures of the Adviser adopted pursuant to Rule 206(4)-7 under the Advisers Act. As a service provider to the Trust, the Adviser shall cooperate fully with the CCO in the execution of the CCO's responsibilities under Rule 38a-1 under the 1940 Act. The Adviser also shall provide the CCO, upon reasonable request, with periodic reports regarding its compliance with the federal securities laws, and shall promptly provide special reports in the event of any material violation by the Adviser of the federal securities laws. The Adviser shall permit the Trust or its representatives to examine the reports required to be made to the Adviser under its Code of Ethics.

(f)   The Adviser will maintain records relating to its duties hereunder (including portfolio transactions and placing and allocation of brokerage orders) as are required to be maintained by the Trust consistent with the 1940 Act and the Advisers Act. The Adviser shall prepare and maintain, or cause to be prepared and maintained, in such form, for such periods and in such locations as may be required by applicable law, all documents and records relating to the services provided by the Adviser pursuant to this Agreement required to be prepared and maintained by the Adviser or the Trust pursuant to applicable law. The Adviser agrees that the books and records pertaining to the Trust and required to be maintained under the 1940 Act that are in possession of the Adviser shall be the property of the Trust.   The Trust, or its representatives, shall have access to such books and records at all times during the Adviser's normal business hours. Upon the reasonable request of the Trust, copies of any such books and records shall be provided promptly by the Adviser to the Trust or its representatives.

(g)   The Adviser will cooperate with the Fund's independent public accountants and shall take reasonable action to make all necessary information available to those accountants for the performance of the accountants' duties.

(h)   The Adviser will provide the Trust and the Fund's custodian and fund accountant on each business day with such information relating to all transactions concerning the Fund's assets and liabilities as the Trust or the Fund's custodian and fund accountant may reasonably require, including, but not limited to, information required to be provided under the Trust's Portfolio Securities Valuation Procedures; *provided, however*, that the Adviser shall not be deemed to be the pricing agent for the Fund.

(i)   In the performance of its duties under this Agreement the Adviser will (i) satisfy its fiduciary duties to the Trust, (ii) monitor the Fund's investments and (iii) comply with the provisions of the Trust's Declaration of Trust and Bylaws, as amended from time to time, and the applicable tax and regulatory requirements. The Adviser will make its officers and employees available to the Trust from time to time at reasonable times to review investment policies of the Fund and to consult with regarding the investment affairs of the Fund.

SECTION 4. COMPENSATION; EXPENSES

(a)   In consideration of the foregoing, the Trust shall pay the Adviser, with respect to the Fund, a fee at an annual rate as listed in Appendix A hereto. Such fees shall be accrued by the Trust daily and shall be payable monthly in arrears on the fifth business day of each calendar month for services performed hereunder during the prior calendar month. If fees begin to accrue in the middle of a month or if this Agreement terminates before the end of any month, all fees for the period from that date to the end of that month or from the beginning of that month to the date of termination, as the case may be, shall be prorated according to the proportion that the period bears to the full month in which the effectiveness or termination occurs. Upon the termination of this Agreement with respect to a Fund, the Trust shall pay to the Adviser such compensation as shall be payable prior to the effective date of termination.

(b)   The Adviser may reimburse expenses of the Fund or waive its fees to the extent necessary to maintain a Fund's expense ratio at an agreed-upon amount for a period of time as may be specified in a separate written agreement. The Adviser's reimbursement of a Fund's expenses shall be estimated and paid to the Trust monthly in arrears, at the same time as the Trust's payment to the Adviser for such month, if any, and the Adviser hereby authorizes the Trust, upon notice to the Adviser, to setoff any such payment against fees payable to the Adviser pursuant to Section 4(a) hereof.

(c)   To the extent prohibited by law or otherwise explicitly agreed by both parties, no fee shall be payable hereunder with respect to that portion of Fund assets that are invested in any other account or fund for which the Adviser serves as investment adviser or subadviser and for which the Adviser already receives an advisory fee.

(d)   The Trust shall be responsible for and assumes the obligation for payment of all Trust expenses not waived, assumed or agreed, in each instance in writing, to be paid by the Adviser, including, but not limited to: (i) the fee payable under this Agreement; (ii) the fees payable to each administrator under an agreement between the administrator and the Trust; (iii) expenses of issue, repurchase and redemption of Shares; (iv) interest charges, taxes, brokerage fees and commissions, and dividends on short sales; (v) premiums of insurance for the Trust, its trustees and officers, and fidelity bond premiums; (vi) fees and expenses of third parties, including the Trust's independent public accountant, custodian, transfer agent, dividend disbursing agent and fund accountant; (vii) fees of pricing, interest, dividend, credit and other reporting services; (viii) costs of membership in trade associations; (ix) telecommunications expenses; (x) funds' transmission expenses; (xi) auditing, legal and compliance expenses; (xii) costs of forming the Trust and maintaining its existence; (xiii) costs of preparing, filing and printing the Trust's Prospectuses, subscription application forms and shareholder reports and other communications and delivering them to existing shareholders, whether of record or beneficial; (xiv) expenses of meetings of shareholders and proxy solicitations therefor; (xv) costs of maintaining books of original entry for portfolio and fund accounting and other required books and accounts, of calculating the net asset value of Shares and of preparing tax returns; (xvi) costs of reproduction, stationery, supplies and postage; (xvii) fees and expenses of the Trust's trustees and officers; (xviii) the costs of personnel (who may be employees of the Adviser, an administrator or their respective affiliated persons) performing services for the Trust;

(xix) costs of Board, Board committee, and other corporate meetings; (xx) SEC registration fees and related expenses; (xxi) state, territory or foreign securities laws registration fees and related expenses; and (xxii) all fees and expenses paid by the Trust in accordance with any distribution or service plan or agreement related to similar matters.

SECTION 5. STANDARD OF CARE; INDEMNITY

(a)   The Trust shall expect of the Adviser, and the Adviser will give the Trust the benefit of, the Adviser's best judgment and efforts in rendering its services to the Fund. The Adviser shall not be liable hereunder for any mistake of judgment or mistake of law or for any loss arising out of any investment or for any act or omission taken or in any event whatsoever, with respect to the Trust, the Fund, or any of the Fund's shareholders in the absence of willful misfeasance, bad faith or gross negligence by the Adviser in the performance of the Adviser's duties or obligations under this Agreement, or by reason of the Adviser's reckless disregard of its duties and obligations under this Agreement. The Adviser acknowledges that the federal securities laws impose liabilities under certain circumstances on persons who have a fiduciary duty toward their clients and, therefore, nothing herein shall in any way constitute a waiver or limitation of any rights which the Adviser or the Trust may have under any federal securities laws that cannot be waived.

(b)   Adviser shall not be liable for the errors of other service providers to the Trust, including the errors of pricing services, administrator, fund accountant, custodian or transfer agent to the Trust, unless such errors arise from the Adviser's providing false or misleading information to other service providers. The Adviser shall not be liable to the Trust for any action taken or failure to act in good faith reliance upon: (i) information, instructions or requests, whether oral or written, with respect to the Fund made to the Adviser by a duly authorized officer of the Trust; (ii) the advice of counsel to the Trust; and (iii) any written instruction or certified copy of any resolution of the Board or any agent of the Board.

(c)   The Adviser agrees to indemnify and hold harmless the Trust, Fund and their respective employees, agents, trustees and officers against and from any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, fees and expenses (including reasonable attorneys' fees and expenses) of every nature and character arising out of or in any way related to (i) any breach of the Adviser's obligations under this Agreement, (ii) any acts or failures to act of Adviser for which the Adviser would be liable under Section 5(a), (iii) any breach of a representation or warranty of the Adviser set forth in this Agreement and (iv) claims or demands by any employee, agent, trustee, member or manager of the Adviser in their capacity as such. The Trust is hereby authorized to deduct any amounts payable in respect of the Adviser's indemnification obligations hereunder from any fees payable to the Adviser pursuant to Section 4(a).

(d)   The Adviser shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, but not limited to, acts of civil or military authority, national emergencies, labor difficulties (other than those related to the

Adviser's employees), fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply.

SECTION 6. EFFECTIVENESS, DURATION AND TERMINATION

(a) This Agreement shall become effective with respect to the Fund on the date above following approval (i) by vote of a majority of the Board, including a majority of those trustees of the Trust who are not parties to this Agreement or interested persons of such party, and (ii) if required by the 1940 Act, by a vote of a majority of the Fund's outstanding voting securities.

(b) This Agreement shall remain in effect with respect to a Fund for a period of two years from the date of its effectiveness with respect to the Fund and shall continue in effect for successive annual periods thereafter; provided, however, that such continuance is specifically approved at least annually: (i) by the Board or by the vote of a majority of the outstanding voting securities of the Fund, and, in either case; (ii) by a majority of the Trust's trustees who are not parties to this Agreement or interested persons of any such party (other than as trustees of the Trust); provided further, however, that if the continuation of this Agreement is not approved as to a Fund, the Adviser may continue to render to that Fund the services described herein in the manner and to the extent permitted by applicable law.

(c) This Agreement may be terminated immediately by the Trust with respect to a Fund, without payment of any penalty, if the Board, in its discretion and having due regard to the protection of investors, finds that the services being rendered by the Adviser under this Agreement, fail in a material way to provide responsible management to the Fund or Funds as reasonably expected by an investment adviser registered under the Advisers Act.

(d) This Agreement may be terminated with respect to a Fund at any time, without the payment of any penalty: (i) by a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to the Adviser; or (ii) by the Adviser on 60 days' written notice to the Trust. This Agreement shall terminate immediately upon its assignment.

SECTION 7. ACTIVITIES OF THE ADVISER

Except to the extent necessary to perform its obligations hereunder, nothing herein shall be deemed to limit or restrict the Adviser's right, or the right of any of the Adviser's directors, officers or employees to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other person.

SECTION 8. REPRESENTATIONS OF ADVISER.

The Adviser represents and warrants that it: (i) is registered as an investment adviser under the Advisers Act (and will continue to be so registered for so long as this Agreement remains in effect); (ii) is not prohibited by the 1940 Act or the Advisers Act from performing the services contemplated by this Agreement; (iii) has met, and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any self-regulatory agency, necessary to be met in order to perform the services contemplated by this Agreement; and (iv) will promptly notify the Trust of the occurrence of any event that would disqualify the Adviser from serving as an investment adviser of an investment company, including pursuant to Section 9(a) of the 1940 Act or otherwise; (v) will promptly notify the Trust if the Adviser is the subject of an administrative proceeding or enforcement action by the SEC or other regulatory authority; (vi) will promptly notify the Trust of any material fact known to the Adviser respecting or relating to the Adviser that would make any written information provided to the Trust materially inaccurate or incomplete or if any such written information becomes untrue in any material respect; (vii) will promptly notify the Trust if the Adviser suffers a material adverse change in its business that may impair its ability to perform its relevant duties for the Fund. For the purposes of this paragraph, a "material adverse change" shall include, but is not limited to, a material loss of assets or accounts under management or the departure (or threatened departure) of senior investment professionals to the extent such professionals are not replaced promptly with professionals of comparable experience and quality.

SECTION 9. SUBADVISERS

At its own expense, the Adviser may carry out any of its obligations under this Agreement by employing, subject to the direction and control of the Board, one or more persons who are registered as investment advisers pursuant to the Advisers Act or who are exempt from registration thereunder ("Subadvisers"). To the extent required by law, each Subadviser's employment will be evidenced by a separate written agreement approved by the Board and, if required, by the shareholders of the Fund.

SECTION 10. LIMITATION OF SHAREHOLDER AND TRUSTEE LIABILITY

The Trustees of the Trust and the shareholders of the Fund shall not be personally liable for any obligations of the Trust or of any Fund under this Agreement, and the Adviser agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the Trust or Fund to which the Adviser's rights or claims relate in settlement of such rights or claims, and not to the Trustees of the Trust or the shareholders of any Fund.

SECTION 11. RIGHTS TO NAME

The Trust may use the Mark in conducting the business of the Fund. If the Adviser ceases to act as investment adviser to the Trust or any Fund whose name includes the term "Adalta" (the "Mark") or if the Adviser otherwise reasonably requests in writing, the Trust shall take prompt action to change the name of the Trust or any such Fund to a name that does not include the Mark. The Adviser may from time to time make available without charge to the Trust for the Trust's use any marks or symbols owned by the Adviser, including marks or symbols containing the Mark or any variation thereof, as the Adviser deems appropriate. Upon the Adviser's request in writing, the Trust shall cease to use any such mark or symbol at any time. The Trust acknowledges that any rights in or to the Mark and any such marks or symbols that may exist on the date of this Agreement or arise hereafter are, and under any and all circumstances shall continue to be, the sole property of the Adviser. The Adviser may permit other parties, including other investment companies, to use the Mark in their names without the consent of the Trust. The Trust shall not use the Mark in conducting any business other than that of an investment company registered under the 1940 Act without the permission of the Adviser.

SECTION 12. MISCELLANEOUS

(a)   No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties hereto and, if required by the 1940 Act, by a vote of a majority of the outstanding voting securities of any Fund thereby affected.

(b)   No amendment to this Agreement or the termination of this Agreement with respect to a Fund shall affect this Agreement as it pertains to any other Fund, nor shall any such amendment require the vote of the shareholders of any other Fund.

(c)   Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement.

(d)   This Agreement shall be governed by, and the provisions of this Agreement shall be construed and interpreted under and in accordance with, the laws of the State of New York.

(e)   This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement between those parties with respect to the subject matter hereof, whether oral or written.

(f)   This Agreement may be executed by the parties hereto on any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same instrument.

(g)   If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid.

(h)   Section headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement. Words in the singular include the plural and in the plural include the singular. The words "including", "includes", "included" and "include", when used, are deemed to be followed by the words "without limitation." Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(i)   Notices, requests, instructions and communications received by the parties at their respective principal places of business, as indicated above, or at such other address as a party may have designated in writing, shall be deemed to have been properly given.

(j)   Notwithstanding any other provision of this Agreement, the parties agree that the assets and liabilities of the Fund are separate and distinct from the assets and liabilities of each other Fund and each other series of the Trust and that no Fund shall be liable or shall be charged for any debt, obligation or liability of any other Fund or any other series of the Trust, whether arising under this Agreement or otherwise.

(k)   No affiliated person, employee, agent, director, officer or manager of the Adviser shall be liable at law or in equity for the Adviser's obligations under this Agreement.

(l)   The terms "vote of a majority of the outstanding voting securities", "interested person", "affiliated person," "control" and "assignment" shall have the meanings ascribed thereto in the 1940 Act.

(m)   Each party warrants and represents that the individuals signing this Agreement on such party's behalf has full power and authority to sign this Agreement on behalf of the party indicated and that their signature will bind the party indicated to the terms hereof and that this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of the party, enforceable against the party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

(n)   The Adviser shall not use the name of the Trust or any Fund on any checks, bank drafts, bank statements or forms for other than internal use in a manner not approved by the Trust prior thereto in writing; provided however, that the approval of the Trust shall not be required for the use of the Trust's or Fund's name (i) to merely refer in accurate and factual terms to the Trust or Fund in connection with Adviser's role hereunder or (ii) if required by any appropriate regulatory, governmental or judicial authority; and further provided that in no event shall such approval be unreasonably withheld, delayed or conditioned.

(o)   Reference to any law is deemed to include the rules and regulations promulgated under or related to the law and any regulatory interpretations or exemptive relief or judicial or similar holdings related to the law.

(p)   The provisions of Sections 5, 10, 11 and 12 shall survive any termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

FORUM FUNDS

_____

Name: Jessica Chase
Title: President

ADALTA CAPITAL MANAGEMENT LLC

_____

By:
Title:

FORUM FUNDS
INVESTMENT ADVISORY AGREEMENT

Appendix A

Funds of the Trust	Fee as a % of the Annual Average Daily Net Assets of the Fund
Adalta International Fund	1.50%